                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

        As filed with the SEC on March 27, 2001     SEC Registration No. __________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
       Pursuant to Section 12(b) or (g) of the Securities Exchange Act of
                                      1934

                          Impulse Communications, Inc.
             (Exact name of registrant as specified in its charter)

                        Delaware                         05-0510394
            (State or other jurisdiction of          (I.R.S. Employer
             incorporation or organization)         Identification No.)

                             468 Kingstown Road, #4
                              Wakefield, RI 02879
                        (Address of principal (Zip Code)
                               executive offices)

         Registrant's telephone number, including area code 401-789-0885

        Securities to be registered pursuant to Section 12(b) of the Act:
               Title of each class Name of each exchange on which
               to be so registered each class is to be registered

                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                (Title of class)

Part I.  INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Business.

                         IMPULSE COMMUNICATIONS BUSINESS

In 1990, Impulse Communications was formed as a sole proprietorship and reorganized as a Nevada  corporation in 2000. Impulse Communications owns and operate more than 7000 websites on the World Wide Web.

Here are some significant events in its history:

        o  Impulse Communications was originally formed to provide computer consulting services such as installations of business automation software, computerized accounting systems, contact management software and point of sale systems.
        o  From 1995-1997, with the increasing acceptance of the Internet, its focus shifted to designing and hosting websites, while at the same time developing several websites of its own, such as invention.com,
           cashflow.com, findcash.com and sexmall.com.
        o  In the same time period, it  purchased 60 domain names from Network
           Solutions, a company that registers domain names for the Internet.
        o  Since 1998, Impulse Communications has focused exclusively on developing new websites using the domain names it already owns and continues to purchase new domain names each month for future development.

Most of its revenue comes from selling products over the Internet. Instead of selling these products directly, Impulse Communications receives commissions from other companies for sales generated by customers Impulse Communications refers.  Almost all of these products are offered at discount prices, which allows it to gain market share. Products sold include

        o  Books
        o  Music
        o  Insurance
        o  Travel
        o  Sexually oriented adult entertainment items
        o  Flowers
        o  Cars
        o  Food
        o  Vitamins

The companies that pay it a commission provide the products and do the order-taking and shipping.  About 50% of its revenue is from sexually oriented adult entertainment websites, with the other 50% from traditional websites.

Impulse Communications is involved in the following activities:

        o  Operating virtual malls
        o  Sales of its own services
        o  Developing web pages for distributors of network marketing or multi-level marketing companies
        o  Sales of domain names owned by it

Industry Overview

The Internet has emerged as a global medium enabling millions of people worldwide to share information, communicate and conduct business electronically.
International Data Corporation, a research firm that covers information technology markets and trends, estimates that the number of Web users will grow from approximately 150 million worldwide in 1998 to approximately 500 million worldwide by the end of 2003.

The growing adoption of the Web represents an enormous opportunity for businesses to conduct commerce over the Internet. International Data Corporation estimates that commerce over the Internet will increase from approximately $40 billion worldwide in 1998 to approximately $900 billion worldwide in 2003.

According to Forrester Research, a research firm that analyzes technology changes and their impact on business, consumers and society, annual business-to-
consumer e-commerce is estimated to grow from $8 billion in 1998 to $108 billion in 2003, and, business-to-business e-commerce is expected to grow from  $43 billion in 1998 to $1.33 trillion in 2003.

While companies initially focused on facilitating and conducting transactions between businesses over the Internet, the business-to-consumer market has become a significant market and is rapidly growing. These companies typically use the
Internet to offer standard products and services that can be easily described with graphics and text and do not necessarily require physical presence for purchase, such as books, CDs, videocassettes, automobiles, home loans, airline tickets and online banking and stock trading. The Internet gives these companies the opportunity to develop one-to-one relationships with customers worldwide from a central location without having to make the significant investments required to build a number of local retail presences or develop the printing and mailing infrastructure associated with traditional direct marketing activities.

E-commerce is growing at such a high rate because the number of Internet users worldwide is growing rapidly. Nua Internet Surveys, a company that tracks
Internet usage, estimates that as of January, 2000, there are 248.6 million
Internet users. This represents only about 5% of the world's population. As additional users connect to the Internet, the market increases., Impulse
Communications believes consumers are becoming more accustomed to making online purchases. Its experience indicates consumer believe they are able to find lower prices and a larger selection of products by using the Internet rather than their local stores. Impulse Communications believes consumers are becoming increasingly secure with using credit cards to purchase items online.

The Adult Entertainment Industry

Despite nearly two decades of intense political campaigning against the adult industry, consumer purchases of adult entertainment products have increased dramatically. The industry that has come to be known broadly as adult entertainment began its transformation two decades ago, with the advent of home video recorders and home videos. That revolution marked the beginning of the end of red-light districts in cities, where adult bookstores, X-rated theatres, peep shows, dingy strip joints and street prostitution once flourished.

During the 1980s, the availability of adult movies on videocassette and on cable television helped to legitimize the consumption of explicit material by putting it in the home setting. The result has been the legitimization of industry products by other businesses not traditionally associated with the adult entertainment industry. Video stores, long distance telephone carriers, satellite providers, cable companies, and even mutual funds, earn significant returns by supplying or investing in adult entertainment either directly or indirectly.

The distribution of sexually explicit material is intensely competitive.
Hundreds of companies now produce and distribute films to wholesalers and retailers, as well as directly to the consumer. According to industry sources, in 1978 some 100 hard-core feature films were produced at a typical cost in today's dollars of approximately $350,000, while in 1997 nearly 8,000 new hard-core videos were released, some costing as little as a few thousand dollars to produce.

According to an industry report which appeared in IT News and World Report,
February 10, 1997, Americans spent over $8 billion in 1996 on hard-core videos, peep-shows, live sex acts, adult cable programming, sexual devices, Internet adult entertainment and sexually explicit magazines. This amount is much larger than Hollywood's domestic box office receipts and larger than all the revenues generated by rock and country music recordings. The mainstream Hollywood film industry collects some $6 billion per year; the recorded music industry $8 billion; theater, opera and ballet $1.7 billion.

Inter@ctive Week, a publication that tracks Internet usage, recently evaluated the adult entertainment business at $1 billion annually for banner advertising, subscriptions, videoconferencing and products A more conservative figure from
Forrester Research Inc. is $185 million in adult online entertainment in 1998, up from $101 million in 1996 and $137 million in 1997.

Given the nature of the industry, financial data on Web porn are sketchy at best. But experts estimate it rakes in $700 million to $1 billion a year. That doesn't count the tons of loose change collected by amateur purveyors in online erotica. (The Dallas Morning News  - 12/1/99).  Today's legal porn business is a $56 billion global industry. (Forbes 06-14-1999)

Estimates of the number of sex sites are as diverse as estimates for traffic and revenue. A recent search using the new Google.com search engine yielded 596,000 sites when the word sex was searched for. The adult age verification service,
Adultcheck, one of many on the

Internet, lists 80,000 participating adult entertainment sites. According to
WebSideStory's Adult 10000, a website that tracks online consumers, there were
13,673 sites listed, averaging 16,041,825 visitors per day on August 5, 1998.

Pay sites have most of the adult content on the Internet, but free sites abound.
Advertising from pay sites supports most of the free sites.

Adult Entertainment Revenues Projected for the Internet

-------------------------------------------------------------------------------------------------
Year              Total Online Retail       Total Online Entertainment Adult Entertainment
-------------------------------------------------------------------------------------------------

1997              $2.4 billion              $298 million                        $137 million
1998              $4.8 billion              $591 million                        $185 million
1999              $7.9 billion              $1.14 billion                       $235 million
2000              $12.1 billion             $1.92 billion                       $296 million

Source: Forrester Research Inc., People & Technology Strategies Report, October,
1997.

The tremendous growth of the Internet, including chat rooms and websites dedicated to adult entertainment, has resulted in millions of potential customers accessing these sites from the relative privacy of their personal computers worldwide.

Explicit adult entertainment websites have become controversial issues, with little being resolved. The websites have created debates about free speech versus child protection; free enterprise versus social good, and free markets versus fair business practices. Parents, politicians, clergy and Internet providers are all struggling with how to best protect children while allowing adults to set their own standards of behavior and taste. The access to most of the adult entertainment websites is far from being regulated.  There are, however, both specialized websites that offer to verify the potential users' age an/or to block entry to the site for underage potential users.

Products and Services

Commissions (Selling Products and Services of Others)

Most of the Impulse Communications' revenue comes from commissions generated by selling products and services from other companies, such as:

        o  Books, at bookshopper.com
        o  Music, at buycds.com
        o  Vitamins, at getvitamins.com
        o  Movies, at getmovies.com
        o  Insurance, at insurancequotes.com
        o  Travel, at cheapvacations.com
        o  Mortgages, at getmortgages.com
        o  Computers, at 4computers.com
        o  Art, at orderprints.com
        o  Telephone Phone Service, at telephoneusa.com
        o  Video Games, at gamebuying.com
        o  Landscaping, landscaper.com
        o  Health Products at healthdeals.com
        o  Gifts, at buypresents.com
        o  Web Pages, at cyberinfo.com
        o  Flowers, at getflowers.com
        o  Sexually explicit items, at pornomovies.com, sexmall.com, and
           buysextoys.com.

To represent products and services, Impulse Communications fills out an online form to signup as an affiliate, giving its name and address for them to send payments to.  They  have a terms and conditions page posted on the web site, which Impulse Communications checks an box online saying Impulse Communications agrees.  There are never any signup fees or commitments, and either party can terminate the affiliate agreement at any time.

It then sets up web pages with links to its third party providers. When someone clicks on the link and is transported to the provider, its name is embedded in the link.  Impulse Communications is then paid a commission on each referral.

Its broad-based commission structure allows it to appeal to both consumers and businesses who buy products and services over the Internet. The actual selling process, including tallying of commissions, is handled automatically by each website's software. Because it only refers customers and do not sell products directly, Impulse Communications maintains no inventory.

Although products sold by its third party providers may be returned for credit, it generally does not receive its commissions until the time limit for these returns has passed.

Virtual Malls

Impulse Communications  runs several virtual malls, such as inventing.com for inventors and cashflow.com for network marketers. A virtual mall is analogous to a physical mall. It is a website where various companies in a specific industry or group pay monthly rental fees to be listed on the site and available to visitors to the site.

Selling Its Services

Some of the websites that Impulse Communications runs directly are:

        o  Findcash.com allows users to find out for free if they are owed unclaimed money by the government. Users then pay $10 for information on how to collect the money they are owed. After they pay, an automated system gives them instant access to the information they need. This site generates $3000 a month in profits.

        o  Bored.com is a free site that receives over 2 million visitors per month who are looking for fun and interesting things to do on the
           Internet. It is one of the top 1000 most visited sites on the
           Internet, and generates over $30,000 a month in profits. Impulse
           Communications is paid sponsorship fees for some of the text links on the page, as well as advertising fees for displaying banner ads on the pages.

        o  Bored.com Email offers free bored.com email accounts. More than
           60,000 people have signed up for this service. It does not generate any income, but it provides free exposure for bored.com and increases traffic to the site.

        o  Findinfo.com--A search engine that searches more than 1 Billion websites to help users find what they're looking for. Impulse
           Communications is paid a commission when people click on the listings, as well as an advertising fee for displaying the banner ads. This generates about $500 a month in profits.

        o  Findjobs.com offers free automated tools to help visitors to the site find a job. Users can use its Job Finder Robot to retrieve job listings from the top Internet employment websites in one large search. Its Job Search Manager then allows users to browse those search results, save the specific jobs that interest them or apply for those jobs online. This site generates approximately $100 in profits per month from banner advertising revenues.

        o  Content Based Sites Such As zoos.com, comedyclub.com, mteverest.com,
           webpetitions.com, and dumb.com. These sites generate total advertising revenue of about $500 a month by displaying banner ads on the top of each page.

        o  Sexmaniac.com is one of the Internet's largest sexually oriented adult entertainment search engine, with more than 100,000 adult Web page listings. This site generates about $1000 a month in profits.
           Impulse Communications is paid a commission when people click on the listings, as well as an advertising fee for displaying banner ads.

        o  Nudephotos.com is an adult entertainment site offering over 700,000 sexually explicit adult entertainment photos, 50,000 online adult entertainment movies, dozens of sexually oriented games, 10,000 erotic stories, free phone sex, and more. This is a pay site, which means that users must pay, usually by credit card, to access the site. This site generates about $500 a month in profits.

        o  Mona - A virtual woman that will talk dirty with you for free. This is an online computer program created by Impulse Communications that uses artificial intelligence to chat with visitors to the site. It makes $100 a month in profits from displaying banner advertising while the user is chatting.

Web Pages for Distributors of Network Marketing or Multi-Level Marketing
Companies

Impulse Communications has  developed automated software that allows it to offer low-priced Web pages to distributors of network marketing or multi-level marketing companies. Impulse Communications creates one main website for it, and its software automatically creates a personalized copy of the website for each distributor. Impulse Communications is  working with:

        o  Coastal Vacations, at www.getcoastal.com.

This service generates about $250 a month in profits.

Sale of Domain Names

It offers for sale a portion of its 7000-plus domain names. Some domains are listed for sale with domain name brokers, while others are sold directly without a broker. Recent domain name sales by Impulse Communications includes:

        o  payme.com for $40,000
        o  chargecards.com, for $21,000
        o  getdomains.com, for $10,000
        o  musicroom.com, for $5000
        o  cancerdrugs.com/cancercures.com/beatcancer.com, for $25,000 total
        o  myprivates.com, for $2,500
        o  optionsdata.com for $1,500
        o  indiansex.com - $15000
        o  filmreviews.com - $3000
        o  sportsbetting.net - $8500
        o  gotoafrica.com - $7500
        o  findbuilders.com - $4000
        o  onlineathletes.com - $3000
        o  academicstore.com - $5000
        o  buypanties.com and 4panties.com - $16,000 for both

A selection of its domain names listed for sale, including asking price, with
HitDomains.com, a domain name broker, includes:

        o  4bets.com, $50,000
        o  4books.com, $100,000
        o  4computers.com, $200,000
        o  4gamblers.com, $50,000
        o  4marketing.com, $50,000
        o  4printing.com, $100,000
        o  4seminars.com, $40,000
        o  4shoppers.com, $50,000
        o  4software.com, $100,000
        o  4textbooks.com, $200,000
        o  4webpages.com, $200,000
        o  buyalcohol.com, $25,000
        o  buycdroms.com, $20,000
        o  buycds.com, $250,000
        o  buycontacts.com, $50,000
        o  buypetfood $100,000
        o  buypresents.com, $50,000
        o  buyprograms.com, $100,000
        o  cashflow.com, $100,000
        o  cdsavings.com, $35,000
        o  cheapmovies.com, $50,000
        o  cheapvacations.com, $100,000
        o  coffeelovers.com, $25,000
        o  comedyclub.com, $50,000
        o  drugdeals.com, $100,000
        o  getbusiness.com, $100,000
        o  getflowers.com, $100,000
        o  getmortgages.com, $100,000
        o  getorders.com, $25,000
        o  getperfume $50,000
        o  getpublicity.com, $50,000
        o  getsex.com, $250,000
        o  hotdate.com, $100,000
        o  hotelbargains.com, $30,000
        o  moveme.com, $20,000
        o  mteverest.com, $25,000
        o  nudephotos.com, $250,000
        o  nudeteens.com, $250,000
        o  orderdrugs.com, $100,000
        o  orderforms.com, $50,000
        o  ordervideos.com, $50,000
        o  pcbargains.com, $100,000
        o  pcpricing.com, $50,000
        o  pickstocks.com, $30,000
        o  placebets.com, $100,000
        o  popcds.com, $30,000
        o  pornomall.com, $25,000
        o  pornomovies.com, $500,000
        o  softwaredeals.com, $100,000
        o  ticketdeals.com, $25,000
        o  tradecheap $25,000
        o  videobargains.com, $25,000
        o  videoslots.com, $100,000
        o  zoos.com, $25,000

Revenue by Market Segment

The approximate amount and percentage of revenue by product segment is as follows:

                      -------------------------------------- ------------ -------------------------------
                      Commissions (both adult and             $1,408,759                           90.3%
                      non-adult)
                      -------------------------------------- ------------ -------------------------------
                      -------------------------------------- ------------ -------------------------------
                      Virtual Malls                                2,000                              .1
                      -------------------------------------- ------------ -------------------------------
                      -------------------------------------- ------------ -------------------------------
                      Direct Sales                                90,000
                                                                          5.8
                      -------------------------------------- ------------ -------------------------------
                      -------------------------------------- ------------ -------------------------------
                      Sales of network marketing web pages        12,000                              .8
                      -------------------------------------- ------------ -------------------------------
                      -------------------------------------- ------------ -------------------------------
                      Sales of domain names                       47,000                             3.0
                      -------------------------------------- ------------ -------------------------------

Market Opportunity

Impulse Communications believes Impulse Communications is targeting a significant marketing opportunity because:

        o  The e-commerce market is already very large and growing rapidly.

        o  Millions of consumers have already purchased the products Impulse
           Communications sells for many years through traditional print catalogs, stores and television.

        o  There are logistical, financial and economic benefits to conducting business over the Internet.

        o  Impulse Communications offers a broader selection, high-quality products than a traditional retail outlet store.

        o  Impulse Communications offers a higher level of personalized customer service than a traditional retail outlet store.

        o  It  has and can maintain interesting, frequently updated website content.

Marketing

Most of its business comes from free listings in Internet search engines.
Because Impulse Communications owns thousands of domain names, Impulse
Communications is listed many times in the search engines. Each domain name operates as its own sub-business and can have a search engine listing of its own.

Only about 30% of its websites are listed in the major search engines. Once the other 70% are listed, Impulse Communications believes income will increase substantially. Impulse Communications is  developing automated software to handle these search engine listings.

Impulse Communications uses additional marketing methods to bring people to its sites, including:

        o  Targeted banner advertising.

        o  Press releases.

        o  Paid search engine listings, paying for higher placement in the search result lists, on such sites as goto.com and realnames.com.

Its total advertising budget is less than $1000 a month

Because Impulse Communications sells products and services from large, well-know companies, those companies provide the brand name recognition. Since its customers buy directly from the various companies' websites, the better they know the companies' products and reputations, the better it is for it.

Many of its larger projects, such as findjobs.com, getvitamins.com,
findinfo.com, sexmaniac.com and nudephotos.com, have only become operational in the latter part of 2000. Therefore, they have just begun to bring in revenue and have not been widely marketed yet.

Potential Future Growth Areas

Impulse Communications plans to increase its customer traffic to its existing websites and expand into other Internet industries by:

        o  Increasing its advertising to expand its customer base.

        o  Opening websites in markets where it already owns related domain names, but have not as yet set up a website.

        o  Upgrading the graphics and content on its existing websites to be more appealing to visitors.

        o  Increasing the number of companies that pay it commissions, so
           Impulse Communications can offer a broader range of products.

        o  Translating its websites into foreign languages and expanding internationally.

        o  Buying additional domain names for the purpose of opening more websites.

To implement the foregoing, Impulse Communications needs no new equipment, employees, or bandwidth.  Most of the work will be done by Eric Borgos, the rest by existing employees and independent contractors.

Because there is virtually no cost for it to enter each industry, Impulse
Communications has much room to grow. Impulse Communications has several thousand unused domain names that Impulse Communications plans to develop into revenue-generating websites. These domain names are already purchased and operational, but  carry a banner that indicates they are under construction.  A list is available at http:www.getnames.com/impulse.htm

The only cost of setting up these new sites is the Web page design. This work will be done by existing employees and independent contractors, and, based on its previous experience, will cost from $50,000-100,000 for the year 2000.

It  has the following Internet projects under development:

        o  Findkids.com - Will allow parents to search for their missing children over the Internet. Using face recognition technology, its software will compare their child's photo with thousands of photos of children displayed on web sites throughout the Internet.
        o  Adoptme.com - A web site allowing children to adopt virtual pets.
        o  Ailments.com - An online health portal listing information and links regarding specific medical conditions, diseases, and ailments.
        o  Gaysexmaniac.com - a gay sex search engine
        o  4consumers.com - Read product reviews from the leading consumer websites all on one page.  look at buyers' comments, opinions, and complaints for thousands of internet stores and vendors. Its automated search robot scans all of the major consumer websites to find the information you need.
        o  Videoparodies.com - A listing of funny music video parodies
        o  Hotconcerts.com - Free streaming video of rock concerts.
        o  Slangsite.com - A dictionary of modern slang.
        o  Eroticpills.com - An online store selling herbal sex products.
        o  Cybercones.com - Make a virtual ice cream cone or sundae.
        o  Crazytricks.com - Online magic tracks.
        o  Snapbubbles.com - Virtual bubble wrap.
        o  Ratingpets.com, ratingpeople.com, raingcars.com, ratingbabies.com,
           ratingarts.com, ratingmusic.com - Sites where users rate photos of people or objects.
        o  Monitorcamera.com - a spoof site where your computer monitor appears to take a picture of you.
        o  Playmash.com - An online version of the M.A.S.H. children's game.
        o  Castawaygame.com - A "Survivor" type online game.
        o  Temptationgame.com - A "Temptation Island" type online game.
        o  Dreamgirlfriends.com - A virtual girlfriend.
        o  Coloringsite.com - An online coloring book.
        o  Bored.com movie reviews - will use licensed data from
           checkthegrid.com and rateitall.com.
        o  Guess the TV show or movie name - will use licensed technology from
           smalltime.com.
        o  Artinfo.com - Links to art related sites.
        o  Fitnessmall.com - Links to fitness sites.
        o  Dietinfo.com -  Links to diet sites.
        o  Getpublicity.com - links to Internet marketing sites.

Impulse Communications has spent more than $50,000 setting up its own adult pay site at nudephotos.com. The site is one of the largest adult entertainment sites on the net, with over 700,000 sexually explicit photos, 50,000 online sexually explicit movies, live sex shows, 10,000 erotic stories and free phone sex.
Impulse Communications plans to create additional sexually oriented adult entertainment sites using the existing content, but marketed towards different niche markets, such as:

        o  Whipme.com for the bondage market.

        o  Lesbiancity.com for the lesbian market.

        o  Nudeteens.com for the teen market.

        o  Amateurphotos.com for the amateur market.

        o  Asianphotos.com for the Asian market.

These specialized markets have much less competition and a much higher signup rate among viewers who visit the sites.

Trademarks

While Impulse Communications owns many domain names, none of those domain names are trademarked. Domain names are required to be renewed on an annual basis at a cost of $10 per name.

Competition

The market for e-commerce over the Internet is new, rapidly evolving and intensely competitive, and it expects competition to intensify in the future.
Barriers to entry are relatively low, and current and new competitors can launch new websites at a relatively low cost using commercially available software. It or potentially competes with a number of other companies, including many of its third party providers.

The recent establishment of large affiliate network, such as linkshare.com,
clicktrade.com, reporting.net and cj.com, has made it easier for new companies to enter the affiliate sales market, but it has  made it easier for it to sell a wider variety of products. These networks are basically listings of affiliate commission programs grouped by industry. If, for example, it decides to open another online book site, Impulse Communications can easily find many online bookstores willing to pay a commission through these networks. These networks make commission tracking, link management and sales accounting easier for it.

Impulse Communications believes it may be able to favorably compete because the cost of buying good domains names has become increasingly expensive, giving its large number of domain names and advantage.  Although each of the industries for which Impulse Communications offers products and services is extremely competitive, Impulse Communications believes all of its industries are growing at high enough rates to accommodate many competing companies. Indeed, Impulse
Communications believes that competition within an industry actually helps it, because Impulse Communications has the ability to become a sales agent for each new company that enters the market and receive a commission from them.

Product Liability

Because Impulse Communications offers thousands of products and services over the Internet from many different manufacturers and vendors, it could be held liable from any problems that arise from those sales. Impulse Communications does not carry liability insurance, so any litigation resulting from product liability or service liability could materially harm its business.

Government Regulation

Impulse Communications is subject, both directly and indirectly, to various laws and governmental regulations relating to its business. There are  few laws or regulations directly applicable to commercial online services or the Internet.
However, due to increasing popularity and use of commercial online services and the Internet, it is possible that a number of laws and regulations may be adopted with respect to commercial online services and the Internet. These laws and regulations may cover issues including, for example, user privacy, pricing and characteristics and quality of products and services. Moreover, the applicability to commercial online services and the Internet of existing laws governing issues including, for example, property ownership, libel and personal privacy, is uncertain and could expose it to substantial liability. Any new legislation or regulation or the application of existing laws and regulations to the Internet could reduce or eliminate its income.

As its services are available over the Internet anywhere in the world, multiple jurisdictions may claim that Impulse Communications is required to qualify to do business as a foreign corporation in each of those jurisdictions. Its failure to qualify as a foreign corporation in a jurisdiction where Impulse Communications is required to do so could subject it to taxes and penalties for the failure to qualify. It is possible that state and foreign governments might  attempt to regulate its transmissions of content on its websites or on the websites of others or prosecute it for violations of their laws. Impulse Communications cannot assure you that violations of local laws will not be alleged or charged by state or foreign governments, that it might not unintentionally violate these laws or that these laws will not be modified, or new laws enacted, in the future.

The laws regarding the dissemination of sexually oriented adult entertainment over the Internet are  unsettled. Courts have held the right to distribute adult entertainment over the Internet is protected by the First and Fourteenth
Amendments to the United States Constitution, which prohibit Congress or the various states from passing any law abridging the freedom of speech.

The First and Fourteenth Amendments, however, do not protect the dissemination of obscene material, and several states and communities in which its websites are available, have enacted laws regulating the distribution of obscene material with some offenses designed as misdemeanors and others as felonies, depending on numerous factors. The consequences for violating the State statutes are as varied as the number of states enacting them. Similarly, 18 U.S.C. Sections
1460-1469 contain the federal prohibitions with respect to the dissemination of obscene material, and the potential penalties for individuals, including directors, officers and employees, violating the federal obscenity laws include fines, community service, probation, forfeiture of assets and incarceration. The range of possible sentences require calculations under the Federal Sentencing
Guidelines, and the amount of the fine and the length of the period of the incarceration under those guidelines are calculated based upon the retail value of the unprotected materials.

Taken into account in determining the amount of the fine, length of incarceration or other possible penalty are whether the person accepts responsibility for his or her actions, whether the person was a minimal or minor participant in the criminal activity, whether the person was an organizer, leader, manager or supervisor, whether multiple counts were involved, whether the person provided substantial assistance to the government, and whether the person has a prior criminal history.

In addition federal law provides for the forfeiture of:

        o  Any obscene material produced, transported, mailed, shipped or received in violation of the obscenity laws.

        o  Any property, real or personal, constituting or traceable to gross profits or other proceeds obtained from the offense.

        o  Any property, real or personal, used or intended to be used to commit or to promote the commission of the offense, if the court in its discretion so determines, taking into consideration the nature, scope and proportionality of the use of the property in the offense.

With respect to the realm of potential penalties facing it should it be found guilty of disseminating obscene material, the forfeiture provisions detailed above may apply to its corporate assets falling under the statute. In addition, a fine may be imposed, the amount of which is tied to the pecuniary gain to the organization from the offense or determined by a fine table tied to the severity of the offense.  factored into determining the amount of the fine are the number of individuals in the organization and whether an individual with substantial authority participated in, condoned, or was willfully ignorant of the offense;
whether the organization had an effective program to prevent and detect violations of the law; and whether the organization cooperated in the investigation and accepted responsibility for its criminal conduct. In addition, the organization may be subject to a term of probation of up to five years.

Federal and state obscenity laws define the legality or illegality of materials by reference to the United States Supreme Court's three-prong test set forth in
Miller v. California, 413 U.S 1593 in 1973. This test is used to evaluate whether materials are obscene and therefore subject to regulation. Miller provides that the following must be considered:

        o  Whether the average person, applying contemporary community standards, would find that the work, taken as a whole, appeals to the prurient interest.

        o  Whether the work depicts or describes, in a patently offensive way, sexual conduct specifically defined by the applicable state law.

        o  Whether the work, taken as a whole, lacks serious literary, artistic, political or scientific value.

The Supreme Court has clarified the Miller test in recent years advising that the prurient interest prong and patent offensiveness prong must be measured against, as the wording goes, the standards of an average person, applying contemporary community standards, while the value prong of the test is to be judged according to a reasonable person standard.

Impulse Communications believes that Impulse Communications is in compliance with all federal, state and local regulations regulating the content of any motion picture, photographic and print products offered on any of its affiliate websites.

As discussed above, U.S. federal and state government officials have targeted what some people term as sin industries, such as tobacco, alcohol and adult entertainment for special tax treatment and legislation. In 1996, the U.S
Congress passed the Communications Decency Act of 1996. Recently, the Supreme
Court, in American Civil Liberties Union versus Reno, held some substantive provisions of the Communications Decency Act unconstitutional. Businesses in the adult entertainment and programming industries expended millions of dollars in legal and other fees in overturning the Communications Decency Act. Investors should understand that the adult entertainment industry may continue to be a target for legislation. In the event it must defend itself, or join with other companies in the adult entertainment business to protect its rights, it may incur significant expenses that could reduce or eliminate its income.

Network Infrastructure

All of the websites Impulse Communications owns are hosted on Internet servers located at major Web hosting providers such as Concentric Networks,
Rackspace.com, Pair Networks and Interland. All of these hosting companies offer high-speed fiber optic T-3 data connections, redundant Internet backbone providers and 24-hour-a-day website monitoring and tech support.

Impulse Communications has a four-year contract with Concentric Networks to host many of its sites with four servers specifically dedicated to its accounts. The contract stipulates that it pays Concentric Networks $3,000 a month for the four dedicated servers.

Should Concentric Networks go out of business, or for some reason be unable to provide a reliable Internet connection for the servers, it would experience both several days' downtime and additional expenses.  If Impulse Communications receives notice ahead of time that its account needs to be moved to another provider, downtime would be only be about 1 day with minimal additional expenses.

There are, however, many other Web hosting services that offer similar services at competitive prices, and Impulse Communications maintains backup servers with several of those vendors. In addition to 4 dedicated servers with
Concentric.com, alternate dedicated servers are maintained at rackspace.com and
infotechsys.com.  Non-dedicated hosting accounts are maintained at pair.com,
interland.net,
and he.net.

Web sites and domain names could be easily moved from one server or web host to another in the event of an emergency or contract cancellation by Concentric
Networks.

Doing business on the internet

Impulse Communications is an internet based business.  Global online commerce is new and evolving.  Rapid growth in the acceptance and use of the Internet for the sale of products and services is a recent phenomenon, and the Web may not prove to be a viable commercial marketplace in the long term.

Customers who historically have used traditional means of buying products and services may not use Impulse Communications because its products and services are internet-based.  Customers also may not utilize Impulse Communications'
internet-based services because of concerns about fraud, privacy and the security of  transmission of confidential information over public networks.

Development and maintenance of the web infrastructure includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as timely development of complementary products such as high speed modems, for providing reliable access to Impulse Communications' products and services.

The web has experienced, and is likely to continue to experience, significant growth in the numbers of customers and amount of traffic. If the web continues to experience increased numbers of customers, increased frequency of use or increased bandwidth requirements, the web infrastructure may be unable to support the demands placed on it. Specifically, if sufficient bandwidth is not available, there may be a slower than anticipated growth of the internet as a means of commerce.

The web could be damaged by outages and other delays as a result of damage to portions of its infrastructure. Heavy stress placed on systems could cause them to operate at unacceptably low speed or fail.  Additionally, a natural disaster, power or telecommunications failure or act of war may cause extended systems failure.  Computer viruses or unauthorized access to or sabotage of its network by a third party could also result in system failures or service interruptions.
Although Impulse Communications has not experienced any of these problems to date, outages and delays that occur in the future could reduce the level of usage of the web as well as the level of traffic to and revenues generated from its sites.

Problems with web infrastructure could also increase costs of use of the web. If it costs customers more to access the internet, there may be fewer customers than Impulse Communications anticipates.  If it costs Impulse Communications or its third party providers more to maintain websites, prices may increase and demand may decrease.

The vast majority of laws and regulations governing Impulse Communications'
internet operations were adopted prior to the advent of the Internet and related
technologies.   Many do not contemplate or address the unique issues of the
Internet and related technologies.  Those laws that do reference the Internet, such as the recently passed Digital Millennium Copyright Act, have not yet been interpreted by the courts and their applicability and reach are therefore uncertain. The federal government or one or more states may attempt to impose these regulations upon Impulse Communications in the future, which could harm its business.

Several states have proposed legislation that would limit the uses of personal user information gathered online or require online its various products and services and those of its third party customers to establish privacy policies.
The Federal Trade Commission also has recently settled a proceeding with one online service regarding the manner in which personal information is collected from customers and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues could directly affect the way Impulse Communications does business or could create uncertainty in the marketplace.

In addition, because its products and services are accessible worldwide, and
Impulse Communications sells to customers worldwide, foreign jurisdictions may claim that Impulse Communications is required to comply with their laws.

In the United States, companies are required to qualify as foreign corporations in states where they are conducting business.  As a company conducting business on the internet, it is unclear in which states Impulse Communications is actually conducting business.

Impulse Communications does not plan to collect sales or other similar taxes on revenues generated from its sites. One or more states may seek to impose revenues tax collection obligations on companies such as Impulse Communications that engage in or facilitate onlinecommerce. Several proposals have been made at the state and local level that would impose additional taxes on revenues generated from the sale of goods or services through the Internet. These proposals, if adopted, could substantially impair the growth of electronic commerce, and could diminish its opportunity to derive financial benefit from its activities.

The U.S. federal government recently enacted legislation prohibiting states or other local authorities from imposing new taxes on Internet commerce for a period of three years. This tax moratorium will last only for a limited period and does not prohibit states or the Internal Revenue Service from collecting taxes on its income, if any, or from collecting taxes that are due under existing tax rules.

Adar Alternative One, Inc., a Florida corporation, and Impulse
Communications, Inc., a Nevada corporation, have entered into a merger agreement. Adar Alternative One is a private company with no assets or operations originally formed to acquire a company such as Impulse
Communications.

There is no current market for the securities of Adar Alternative One or Impulse
Communications. The sole purpose of the merger is to assure that at the time of closing, Impulse Communications as the surviving company will have met the requirements to qualify its stock for quotation on the over the counter bulletin board. An NASD market maker will file the forms necessary for this qualification.

Adar Alternative One will receive a merger fee of $125,000 from Impulse
Communications. Adar Alternative One has agreed to pay a fee of $62,500 to Mr.
Golub for his role as president and director of Adar Alternative One and to pay
Williams Law Group, P.A. $62,500 as legal fees in connection with the preparation of this registration statement. Pursuant to the merger agreement, the shareholders of Adar Alternative One may retain 400,000 shares of common stock issued for an aggregate capital contribution of $79 upon formation of Adar
Alternative One. Of these shares, 200,000 shares will be retained by Mr. Golub and 200,000 shares will be retained by Mr. Williams.

                                  RISK FACTORS

Impulse Communications

Because Impulse Communications primary source of revenue is sales commissions from third-party providers for sale of their products and services, actions taken by these providers could reduce its revenues.

Impulse Communications receives sales commissions from third-party providers for sale of their products and services.  Its sales commissions may be reduced by a number of actions of these providers, including the following:

        o  Third-parties may increase the price of the products and services they provide, which could lead to reduces sales and reduced commissions paid to it.
        o  Many third-party providers may compete with it for customers and may decide to terminate their relationship with it.
        o  Impulse Communications' contracts with third-party providers are exclusively short-term and may be canceled with no notice.
        o  Third-party providers may sell their products directly a lower cost.

These commissions account for approximately 90% of Impulse Communications'
revenues.

Because many of Impulse Communications' third party service providers have websites with adult content, regulation of or litigation concerning content of these websites could reduce Impulse Communications revenues.

Many of Impulse Communications' websites click through to third party service providers that have websites with adult content.  Impulse Communications operates its own websites with adult conduct.  The majority of Impulse
Communications revenues comes from this business.

Federal and State governments, along with various religious and children's advocacy groups, consistently propose and pass legislation aimed at restricting provision of, access to, and content of sexually explicit adult entertainment.

These groups may file lawsuits against providers of adult entertainment, encourage boycotts against these providers and mount negative publicity.
Although websites operated by Impulse Communications and its third party providers do not knowingly sell a product that has been judged to be obscene or illegal worldwide, including the U.S., these sales may be subject to successful legal attacks in the future.

Impulse Communications' revenues may be reduced if it cannot recruit or loses its president.

Impulse Communications' business is dependent on the services of Eric Borgos.
The loss of Mr. Borgos could reduce its revenues.  Impulse Communications maintains no key man insurance.

The price for which Impulse Communications' shareholders may be able to sell their shares after the merger may fall if Impulse Communications' insiders sell a large number of their shares. It may fall if non-insiders sell their shares as well.

A sale of shares by Impulse Communications security holders, whether under Rule
144, 145 or otherwise, may have a depressing effect upon the price of its common stock in any market that might develop after the merger closes.

        o  After the merger, 50 former shareholders of Impulse Communications will own an aggregate of 257,500  non-restricted shares. These non-insiders are not subject to the restrictions of Rule 145, and all of these non-insider shares may be sold immediately.

        o  After the merger, Impulse Communications' principal executive officer will own an aggregate of 9,750,000 restricted shares. These shares may only be sold in compliance with Rule 145, except that there is no one year holding period because these shares are being issued under this registration statement.

        o  Current shareholders of Adar Alternative One will own 400,000 shares that may only be resold if first registered under the 1933 Act.

Rules 144 and 145 generally provide that a person owning shares subject to the
Rules who has satisfied or is not subject to a one year holding period for the restricted securities may, subject to certain manner of resale, reporting and other provisions, sell an amount of restricted securities which does not exceed
1% of a company's outstanding common stock within any three month period.

Item 2 Management's Discussion and Analysis or Plan of Operation.

The following discussion and analysis should be read in conjunction with the financial statements included herein for the year end December 31, 1999 and
December 31, 2000.

Results of Operations

December 31, 1999 and December 31, 2000

Total revenues increased 49% to $1,559,759 for the 12 month's ending December
31st, 2000 from $1,049,024 for the same period in 1999. The increase was primarily due to an increase in the number of new web sites created by it in this period. The percentage of revenue by product segment has not changed significantly as compared to the same period last year. But, starting in year
2001, Impulse Communications will shut down its virtual malls and convert those sites to a new improved format. So, it anticipates no further virtual mall revenue. During 2001, Impulse Communications expects its direct sales to increase significantly from the growth of its getvitamins.com e-commerce site, which was launched in the latter part of 2000. During 2001, Impulse
Communications expects a decrease in revenue from the sale of domain names. With the downturn in the .com economy, and the lack of funding for new internet startups, there are less companies interested in spending large amounts of money on domain names.

Its costs of revenues increased 16% to $861,088 for the 12 months ending
December 31st, 2000 from $745,008 for the same period in 1999. The increase is primarily related to the increased number of web sites it now offers. These expenses include the purchase of several thousand new domain names and implementation of new dedicated servers for hosting these sites. There were significant web design costs associated with setting up new sites.

Operating expenses increased 870% to $260,175 for the fiscal year ending
December 31st, 2000 from $26,812 for the same period in 1999. This large increase is mainly due to the legal and accounting costs associated with securing a qualification for its securities to be quoted on the over the counter bulletin board through this registration statement. Another factor in the increase was the cost of opening two new offices, one in California and one in
New York, and hiring two new employees. Impulse Communications does not expect to open any new offices or hire any new employees in the year 2001. Impulse
Communications has closed down its Boston office as of December 31st, 2000, and this will no longer be an expense in the year 2001.

As a result of the foregoing , its net income before distributions to its president and income taxes increased 58% to $438,496 for the 12 months ended
December 31st, 2000 from $277,204 for the same period in 1999.

Liquidity and Capital Resources

Its working capital decreased 90% to $3,717 at December 31st, 2000 from $35,701 at December 31st, 1999. This decrease was due to the higher accrued income taxes for 2000, and the line of credit with Fleet bank that was opened in the year
2000. During the first fiscal year ending December 31st, 2000 Impulse
Communications generated approximately $398,082 in cash from operations of which it distributed $96,210 to its president.

Cash Flow Outlook

During 2001, it expects that its principal sources of cash to fund its business activities will be from operating activities and will be sufficient for the year.

Qualitative and Quantitative

Impulse Communications does not engage in investing in or trading market risk sensitive instruments. We do not purchase, for investing, hedging, or for purposes other than trading, instruments that are likely to expose us to market risk, whether interest rate foreign currency exchange, commodity price or equity price risk. Impulse Communications has not entered into any forward or future contracts, purchased any options or entered into any interest rate swaps.
Additionally, Impulse Communications does not engage in foreign currency trading transactions to manage exposure for transactions denominated in currencies other than U.S. dollars.

Item 3. Description of Property.

Its primary business address is:

Impulse Communications
468 Kingstown Road, #4
Wakefield, RI  02879
Phone:  401-789-0885

It  maintains offices at:

10061 Talbert Ave
Suite 226
Fountain Valley, CA 92708

and

315 West 39th Street
Suite 1308
New York, NY 10018

The California office space is part of an office suite, and is subleased from
Vortal Group, Inc. on a month to month basis for $600 per month. The New York office space lease began on October 1st, 2000 with a term of 3 years and 1 month, at a monthly rate of $1430. The Rohde Island space is in the president's house and is furnished at no cost.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The name and age of Impulse Communications' executive officer and director as of
February 28, 2001, is as follows:

----------------------------------- ---------- ------------------------------------------------------------------------------
     Name                           Age                                             Position
     ----                           ---                                             --------
----------------------------------- ---------- ------------------------------------------------------------------------------
----------------------------------- ---------- ------------------------------------------------------------------------------
     Eric Borgos                          32        CEO, president and director
----------------------------------- ---------- ------------------------------------------------------------------------------

Eric Borgos started Impulse Communications in September 1990 as a computer consulting company. From September 1988 to December 1990, Mr. Borgos worked part-time in the Babson College Computer Center. During the summers in 1986,
1987, and 1988 Mr. Borgos worked as in intern at  O'Connor and Associates, a
Wall Street stock brokerage. Mr. Borgos received his B.A. from Babson College in
1991

Directors serve for the a one year term. Impulse Communications' bylaws  provide for a board of directors comprised of 1 director.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

The following table sets forth some information regarding the beneficial ownership of Impulse Communications' common stock as of February 28, 2001 by

        o  Each shareholder known to own beneficially more than 5% of the common stock
        o  Each executive officer
        o  Each director and all directors and executive officers as a group:

      ------------------------------------------ ----------------------------- ---------------------- ---------------------
      Name                                       Number of Shares              Percentage before      Percentage after
      ----                                       -----------------             ------------------     -----------------
                                                                               merger                 merger
                                                                               ------                 ------
      ------------------------------------------ ----------------------------- ---------------------- ---------------------
      ------------------------------------------ ----------------------------- ---------------------- ---------------------
           Eric Borgos                                9,750,000                     97.5                   94%
      ------------------------------------------ ----------------------------- ---------------------- ---------------------
      ------------------------------------------ ----------------------------- ---------------------- ---------------------
           All directors and named executive          9,750,000                     97.5                   94%
      officers as a group (one person)
      ------------------------------------------ ----------------------------- ---------------------- ---------------------

This table is based upon information derived from Impulse Communications' stock records.  Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Impulse Communications believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.
Applicable percentages are based upon 10,007,500 shares of common stock outstanding as of February 28, 2001 and 10,407,500 shares after closing of the merger.

Item 6. Executive Compensation.

Impulse Communications has no compensation committee or other board committee performing equivalent functions.  Mr. Borgos, Impulse Communications' current president and chief executive officer, participated in deliberations of Impulse
Communications' board of directors concerning executive officer compensation.

Impulse Communications has no employment agreement with Mr. Borgos. It paid him
$90,000 in salary in 2000. It has agreed to pay him a salary of $20,000 per month in the year 2001. It does maintain key-man life insurance on Mr. Borgos for $1,000,000 through Amica Life Insurance Company.

Item 7. Certain Relationships and Related Transactions.

Included in accounts payable at December 31, 2000 and 1999 is $1,540 and $2,783, respectively, due to Joan Borgos, Mr. Borgos' mother, for Internet web page consulting services. Included in operating expenses is $28,050 and $32,735 paid to the related party for the years ended December 31, 2000 and 1999, respectively.

Loan receivable, stockholder represents a formalized loan agreement for advances to Mr. Borgos, with interest at 6%. There are no specific repayment terms.
$175,173 was due at year end 2000. Interest income on the loan amounted to
$5,300 for the year ended December 31, 2000.

Item 8. Description of Securities.

     ------------------------------------------------ ----------------------------------------------------
           Authorized Capital Stock Under Articles              Shares Of Capital Stock Outstanding
           ----------------------------------------             -----------------------------------
                    Of Incorporation
                    ----------------
     ------------------------------------------------ ----------------------------------------------------
     ------------------------------------------------ ----------------------------------------------------
            75,000,000 shares of common stock                  10,007,500 shares of common stock
     ------------------------------------------------ ----------------------------------------------------
     ------------------------------------------------ ----------------------------------------------------
              No shares of preferred stock                       No shares of preferred stock
     ------------------------------------------------ ----------------------------------------------------

Common Stock

As of September 30, 2000 there were 10,007,500 shares of common stock outstanding held of record by 51 beneficial owners. There will be 10,407,500 post merger shares of common stock outstanding held of record by 53 beneficial owners after giving effect to the issuance of the shares of common stock under the S-4 registration statement filed in connection with the merger.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The common stock has no preemptive or conversion rights or other subscription rights. There are no sinking fund provisions applicable to the common stock.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and
Other Shareholder Matters.

Our securities are not listed or qualified for trading on any securities market.
Our only outstanding securities are 10,007,500 shares of common stock held of record by 51 stockholders as of February 28, 2001.  We have not paid dividends and do not intend to do so in the foreseeable future.

Item 2. Legal Proceedings.

None.

Item 3. Changes in and Disagreements with Accountants.

None

Item 4. Recent Sales of Unregistered Securities.

Upon formation, Mr. Borgos was issued 10,007,500 shares for contributing all the assets to the company.  The shares were issued to the founder under section 4(2)
of the 1933 Act.

In January 2000, Mr. Borgos gifted 257,500 shares to 50 individuals for no cash or other consideration.  These gifts did not constitute the sale of securities.
If they did they were exempt under the provisions of legal bulletin number 4 or in the alternative, under the 4(1/2) exemption.

Item 5. Indemnification of Directors and Officers.

Impulse Communications has agreed to indemnify its officer and director to the fullest extent provided under Delaware law, as follows:

§145. Indemnification of officers, directors, employees and agents; insurance.

(a)  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys'
fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

(b)  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)  To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

(d)  Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a)
and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)  Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees)
incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)  The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

(g)  A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)  For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation
(including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)  For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and
references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

(j)  The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)  The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys'
fees).

                                    PART F/S

Selected Historical Financial Information

The following selected historical financial information of Impulse
Communications and Adar Alternative One has been derived from their respective historical financial statements, and should be read in conjunction with the financial statements and the notes, which are included in this prospectus/consent solicitation.

Impulse Communications, Inc.

The following selected financial information for the years ended December
31, 1999 and 1998 are derived from the financial statements of the predecessor proprietorship. The data should be read in conjunction with the financial statements.

                                                      Year Ended December 31,
                                                      1999               1998

Income statement data:
      Internet revenues                               $1,049,024        $430,200
      Cost of revenues                                   745,008         412,534
      Gross profit                                       304,016          17,666
      Operating expenses:
        Sales and marketing                                7,042          10,734
        General and administrative                        19,770           6,228
      Total operating expenses                            26,812          16,962
      Net income                                      $  277,204        $    704

      Common share data:
      Net income per share                                   N/A             N/A
      Book value                                             N/A             N/A
      Weighted average common shares outstanding             N/A             N/A
      Period end shares outstanding                          N/A             N/A

      Balance sheet data:
      Total assets                                     $  62,403        $ 48,769
      Working capital                                  $  35,701        $ 27,323
      Long-term obligations                            $       0        $      0
      Proprietor equity                                $  44,231        $ 33,066

                  IMPULSE COMMUNICATIONS, INC. AND SUBSIDIARY
                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS
                         AND OTHER FINANCIAL INFORMATION
                                DECEMBER 31, 2000

AUDITED FINANCIAL STATEMENTS

     CONSOLIDATED STATEMENTS OF OPERATIONS AND

OTHER FINANCIAL INFORMATION

     INDEPENDENT AUDITORS' REPORT ON OTHER FINANCIAL INFORMATION..............13

     PRO FORMA PER SHARE DATA.................................................14

                          INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Impulse Communications, Inc.

We have audited the accompanying consolidated balance sheets of Impulse
Communications, Inc. and Subsidiary as of December 31, 2000 and 1999, and the
related consolidated statements of operations and proprietor's equity/retained earnings and cash flows - direct method for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Impulse
Communications, Inc. and Subsidiary as of December 31, 2000 and 1999 and the
results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Westwood, Massachusetts
March 2, 2001

                   IMPULSE COMMUNICATIONS, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                              December 31,
                                                                                          2000            1999
                                                                                          ----            ----

CURRENT ASSETS
     Cash                                                                             $      15,048  $           0
     Accounts receivable                                                                    114,215          53,873
     Prepaid expenses                                                                        72,949
                                                                                             ------          ------
                                                                                                                  0

       TOTAL CURRENT ASSETS                                                                 202,212          53,873
                                                                                            -------          ------

EQUIPMENT, net of accumulated depreciation of $26,048
     in 2000 and $4,478 in 1999                                                             145,672           8,530
                                                                                            -------           ------
OTHER ASSETS
     Deposits                                                                                 4,296               0
     Loan receivable, stockholder                                                           175,173
                                                                                            -------          -------
                                                                                                                  0

       TOTAL OTHER ASSETS                                                                   179,469
                                                                                            --------         -------
                                                                                                                  0

       TOTAL ASSETS                                                                   $     527,353  $      62,403
                                                                                      =============  =============

                  IMPULSE COMMUNICATIONS, INC. AND SUBSIDIARY
                LIABILITIES AND STOCKHOLDER'S/PROPRIETOR'S EQUITY

                                                                                                   December 31,
                                                                                                2000               1999
                                                                                                ----               ----

CURRENT LIABILITIES
   Note payable, line of credit                                                            $      47,060   $           0
   Accounts payable                                                                                31,243         18,172
   Accrued payroll                                                                                  2,360              0
   Accrued income taxes                                                                           117,832
                                                                                                  --------        -------
                                                                                                                       0

      TOTAL CURRENT LIABILITIES                                                                   198,495         18,172
                                                                                                  --------        -------

OTHER LIABILITIES
   Deferred taxes                                                                                  63,809              0
                                                                                                   ------          ------

STOCKHOLDER'S/PROPRIETOR'S EQUITY
   Common stock                                                                                    10,008              0
   Additional paid-in capital                                                                      30,165              0
   Retained earnings                                                                              224,876              0
   Proprietor's equity                                                                                  0         44,231
                                                                                                 ---------        -------

      TOTAL STOCKHOLDER'S/PROPRIETOR'S EQUITY                                                     265,049         44,231
                                                                                                  --------        -------

      TOTAL LIABILITIES AND STOCKHOLDER'S/PROPRIETOR'S EQUITY                              $     527,353   $      62,403
                                                                                           =============   =============

                   IMPULSE COMMUNICATIONS, INC. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF OPERATIONS AND
                      PROPRIETOR'S EQUITY/RETAINED EARNINGS

                                                                                     Year Ended December 31,
                                                                                     2000               1999
                                                                                     ----               ----

INTERNET REVENUES                                                                     $1,559,759         $1,049,024

COST OF REVENUES                                                                         861,088            745,008
                                                                                         -------            -------

GROSS PROFIT                                                                             698,671            304,016
                                                                                         -------            -------

OPERATING EXPENSES (INCOME)
   Sales and marketing                                                                    75,836              7,042
   General and administrative                                                            188,185             19,770
   Interest expense                                                                        1,537                  0
   Interest income                                                                       (5,383)                  0
                                                                                         --------            -------

      TOTAL OPERATING EXPENSES (INCOME)                                                  260,175             26,812
                                                                                         --------            -------

INCOME BEFORE PROVISION FOR INCOME TAXES                                                 438,496            277,204

PROVISION FOR INCOME TAXES                                                               181,641                  0
                                                                                         --------            -------

NET INCOME                                                                              $256,855            277,204
                                                                                        ========

PROPRIETOR'S EQUITY AT BEGINNING OF YEAR                                                 $44,231             33,066

NET INCOME THROUGH MARCH 6, 2000                                                          31,979                  0

PROPRIETOR'S DISTRIBUTIONS, NET OF CONTRIBUTIONS
   AND DONATED SERVICES                                                                   76,210            266,039
                                                                                         -------             -------

PROPRIETOR'S EQUITY                                                                           $0            $44,231
                                                                                              ==            =======

RETAINED EARNINGS AT BEGINNING OF PERIOD                                                      $0

NET INCOME FROM MARCH 6, 2000 THROUGH
   DECEMBER 31, 2000                                                                     224,876
                                                                                         -------

RETAINED EARNING AT END OF YEAR                                                         $224,876
                                                                                        ========

                   IMPULSE COMMUNICATIONS, INC. AND SUBSIDIARY
              CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

                                                                                    Year Ended December 31,
                                                                                    2000                1999
                                                                                    ----                ----

CASH FLOWS FROM OPERATING ACTIVITIES
   Cash received from customers                                                      $1,539,590          $1,033,177
   Cash paid to suppliers and employees                                             (1,145,354)           (640,591)
   Interest paid                                                                        (1,537)                   0
   Interest received                                                                      5,383
                                                                                    -----------          ----------
                                                                                                                  0

      NET CASH PROVIDED BY OPERATING ACTIVITIES                                         398,082             392,586
                                                                                    -----------          ----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of equipment                                                              (158,711)             (6,547)
   Advances to stockholder                                                            (190,169)                   0
   Repayment of advances to stockholder                                                  14,996
                                                                                    -----------          ----------
                                                                                                                  0

      NET CASH (USED) BY INVESTING ACTIVITIES                                         (333,884)             (6,547)
                                                                                    -----------          ----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proprietor's withdrawals, net                                                       (96,210)           (386,039)
   Proceeds from note payable, line of credit                                            47,060
                                                                                    -----------          ----------
                                                                                                                  0

      NET CASH (USED) BY FINANCING ACTIVITIES                                          (49,150)           (386,039)
                                                                                    -----------          ----------

NET INCREASE IN CASH                                                                     15,048                   0

CASH AT BEGINNING OF YEAR                                                                     0                   0
                                                                                    -----------          ----------

CASH AT END OF YEAR                                                                     $15,048                  $0
                                                                                        =======                  ==

SUPPLEMENTAL SCHEDULE OF NONCASH OPERATING
   AND FINANCING ACTIVITY:

The stockholder contributed $40,173 of net assets in exchange for 100% of the common stock (see Note 6). $20,000 and $120,000 are the estimated fair value of donated services performed by the chief executive officer for the year ended
December 31, 2000 and 1999, respectively (see Note 7).

                                                                                     Year Ended December 31,
                                                                                     2000               1999
                                                                                     ----               ----

RECONCILIATION OF NET INCOME TO NET CASH
   PROVIDED BY OPERATING ACTIVITIES:
      Net income                                                                        $256,855           $277,204
                                                                                        --------           --------
      Adjustments to reconcile net income to net cash
        provided by operating activities:
           Depreciation                                                                   21,570              3,760
           Donated services - executive compensation                                      20,000            120,000
           Deferred taxes                                                                 63,809                  0
           Contributed assets                                                             40,173                  0
       (Increase) decrease in assets:
         Accounts receivable                                                            (60,342)           (15,847)
         Prepaid expenses                                                               (72,949)              5,000
         Deposits                                                                        (4,296)                  0
       Increase (decrease) in liabilities:
         Accounts payable                                                                 13,070              2,469
         Accrued payroll                                                                   2,360                  0
         Accrued income taxes                                                            117,832
                                                                                        --------           --------
                                                                                                                  0

     TOTAL ADJUSTMENTS                                                                   141,227            115,382
                                                                                        --------           --------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                               $398,082           $392,586
                                                                                        ========           ========

                   IMPULSE COMMUNICATIONS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity - Impulse Communications, Inc. along with its subsidiary Impulse Ventures, Inc. collectively referred to herein as ("the
Company") have assembled a portfolio of approximately 7,500 domain names and web sites on the Internet. The sites are used to provide access to electronic commerce merchants and their customers. The Company conducts its business within one industry segment.

Inherent in the business are various risks and uncertainties, including the limited history of commerce on the Internet. Future revenues are dependent on the continued growth and acceptance of the Internet, use of the Internet for information, publication, distribution and commerce, and acceptance of the
Internet as an effective advertising medium.

Basis of Presentation - The proprietor opened its virtual doors on the web in
January 1995. On March 6, 2000 the proprietor incorporated. These consolidated financial statements report the combined activity from January 1, 2000 through
December 31, 2000.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant inter-company accounts and transactions have been eliminated.

Recognition of Revenue - Internet revenues consist primarily of the following:

        o Referral Commissions - Most of the Company's 7,500 domain names and web sites are used as portals to create traffic to e-merchant sites
          (primarily adult content) who will pay a commission based on the ability of the traffic to generate sales. Referral commission revenues are recognized at the time the referral sale takes place.

        o Subscription Revenues - Subscription revenues relates to customer subscription at four adult content and a traditional service related web site. Subscription periods are not greater than one month.
          Revenues are recognized in the month that the customer subscribes for the service, provided that no significant Company obligations remain and collection of the receivable is probable. Risk of loss is limited due to the use of pre-approved charges to customer credit cards.

        o Domain Name Revenues - Revenues from the sale of domain names, if any, are recognized at the time when ownership of the domain name is transferred.

Concentrations of Credit Risk - Financial instruments that subject the Company to concentrations of credit risk consist primarily of trade receivables. The carrying amount of the trade receivables approximates fair value due to their relatively short maturity. The Company generally does not require collateral on accounts receivable.

                   IMPULSE COMMUNICATIONS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risk (Continued)
For the year ended December 31, 1999, one customer accounted for 11.33% of revenues. For the year ended December 31, 2000 concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across the United States.

Allowance for Doubtful Accounts - Accounts receivable are considered by the
Company to be fully collectable at December 31, 2000; accordingly, no allowance has been set up.

Use of Estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - During the course of the normal business cycle, the Company at times maintains on deposit cash balances in excess of insured limits.

Income Taxes - Deferred taxes are provided on temporary differences arising from assets and liabilities whose basis are different for financial reporting and income tax purposes, primarily depreciable assets. Profits or losses of Impulse
Communications, a sole proprietorship, at December 31, 1999 are attributable directly to the sole Proprietor for income tax purposes. Consequently, an income tax provision has not been reflected in these financial statements.

Equipment - Equipment is stated at cost, less accumulated depreciation.
Expenditures for routine repairs and maintenance are charged to operations as they are incurred while those which significantly improve or extend the lives of existing assets are capitalized. Depreciation is computed by the straight-line method over the estimated useful lives of the following assets:

                                                                                                   Estimated
                                                                     2000          1999           Useful Lives
                                                                     ----          ----           ------------

Computer hardware and software                                   $     32,846  $     13,008          3 Years
Web site development expenses                                         138,874                        3 Years
                                                                      --------     --------
                                                                                          0
                                                                      171,720        13,008
Less accumulated depreciation                                          26,048         4,478
                                                                     --------     --------

                                                                 $    145,672  $      8,530
                                                                 ============  ============

                   IMPULSE COMMUNICATIONS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Web Site Development Expenses - Web site development expenses relate to the development of new online services and consist principally of costs for content, equipment, and employee compensation. In the third quarter of 2000, the Company adopted the consensus in the Financial Accounting Standards Board Emerging
Issues Task Force (EITF) Issue No. 00-2, Accounting for Web Site Development
Costs, which requires that certain costs to develop Web Sites be capitalized or expensed depending on the nature of the costs. Included in equipment at December
31, 2000 is $138,874 of development expenses which have been capitalized.

Long-Lived Assets - In accordance with SFAS No. 121, Accounting for the
Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the
carrying value of long-lived assets is reviewed on a regular basis for existence of facts, or circumstances that may suggest impairment. To date, no such impairment has been indicated. Should there be an impairment in the future, the
Company will measure the amount of the impairment based on un-discounted expected cash flow from the impairment asset.

Domain Names - The Company owns numerous domain names in the United States and some Internationally. Domain name registration fees are paid annually. The
Company's policy is to evaluate its domain names prior to paying its annual registration renewal fees.

NOTE 2 - RELATED PARTY TRANSACTIONS

Accounts Payable - Included in accounts payable at December 31, 2000 and 1999 is
$1,540 and $2,783, respectively, due to a related party for Internet web page consulting services. Included in operating expenses is $28,050 and $32,735 paid to the related party for the years ended December 31, 2000 and 1999, respectively.

Loan Receivable, Stockholder - Loan receivable, stockholder represents a formalized loan agreement for advances to the majority stockholder, with interest at 6%. There are no specific repayment terms. Interest income on the loan amounted to $5,300 for the year ended December 31, 2000.

                   IMPULSE COMMUNICATIONS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 3 - NOTE PAYABLE, LINE OF CREDIT

On August 8, 2000, the Company entered into an unsecured revolving line of credit that allows borrowings of up to $50,000, with interest at the bank's prime rate plus .5% (10% at December 31, 2000). The line of credit, which is subject to other terms and conditions, is renewable and personally guaranteed by the majority stockholder.

NOTE 4 - COMMITMENTS

Commissions - The Company has verbal commission agreements with individuals to pay certain percentages based on profit or revenue generation at certain sites.
Included in costs of revenues is commission expense in the amount of $40,026 and
$31,249 for the years ended December 31, 2000 and 1999, respectively.

Facility - The Company has a lease for office space through October 2003. The lease is personally guaranteed by the majority stockholder.

Servers - The Company leases off-site dedicated server space under lease obligations that are accounted for as operating leases.

Future minimum rental payments under facility and operating leases greater than one year are as follows:
Facility Servers Total

             2001           $  17,160         $75,260        $92,420
             2002           $  17,160         $12,000        $29,160
             2003           $  14,300         $ 6,600        $20,900

Included in operating expenses is rent expense for equipment and facilities of approximately $80,050 and $27,700 for the years ended December 31, 2000 and
1999, respectively.

NOTE 5 - ADVERTISING

The Company expenses advertising and promotional materials as incurred.
Advertising expense included in operating expenses was $75,836 and $7,042 for the years ended December 31, 2000 and 1999, respectively.

                                       10

                   IMPULSE COMMUNICATIONS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 6 - COMMON STOCK

Common stock, $0.01 par value:
     Authorized 75,000,000 shares, issued and outstanding 10,007,500 shares.

Common shares are voting and dividends are paid at the discretion of the Board of Directors.

On March 6, 2000, the Company was incorporated. The sole proprietor contributed net assets (accounts receivable, equipment, and accounts payable) in the amount of $40,173 to the Company in exchange for 100% of the common stock. Based on SEC
Staff Accounting Bulletin No. 48 the historical cost basis was used to record the contributed assets.

NOTE 7 - DONATED SERVICES

The estimated fair value of donated services performed by the chief executive officer included in cost of revenues is as follows for the years ended December
31:

                                        2000          1999
                                        ----          ----

Executive compensation                $ 20,000       $ 120,000
                                      =========      =========

NOTE 8 - EARNINGS PER SHARE

The following information presents the computation of basic earnings per share
("EPS") for the December 31, 2000 period presented in the statement of operations using the common shares outstanding of the Company. EPS amounts presented have been calculated in accordance with Statement of Financial
Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128
establishes standards for computing and presenting EPS.

Basic EPS includes dilution and is computed by dividing common shares available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The Company does not have any dilutive items and, therefore, diluted earnings per share are not presented.

                                       11

                   IMPULSE COMMUNICATIONS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 8 - EARNINGS PER SHARES (CONTINUED)

Net income                                                    $    193,294
                                                              =============

Weighted average common shares outstanding *                  $ 10,007,500
                                                              =============

Basic earnings per share                                      $       0.01
                                                              =============

*The weighted average number of common shares outstanding are treated as being the same at the beginning and end of year presented.

NOTE 9 - INCOME TAXES

The provision for taxes on income consists of the following as of December 31,
2000:

Current
     Federal                                                  $     94,042
     State                                                          28,096
                                                                   --------
                                                                   122,138

Deferred                                                             3,913
     Federal                                                           950
                                                                   --------
                                                                     4,863

                                                              $    127,001
                                                                  =========

The net deferred tax amount included in the accompanying balance sheets includes the following amount of deferred assets and liabilities as of December 31:

                                                    2000               1999
                                                    ----               ----

Deferred tax asset                                    $0                 $0
Deferred tax liability                            (4,863)                 0
                                                  -------             -------

                                                 $(4,863)                $0
                                                 ========            ========

The deferred tax liability results from differing depreciation methods and from web site development costs that are amortized over 3 years for financial statement purposes and expensed as incurred for tax purposes.

                                       12

                           OTHER FINANCIAL INFORMATION

           INDEPENDENT AUDITORS REPORT ON OTHER FINANCIAL INFORMATION

To The Board of Directors
Impulse Communications, Inc.

Our audits for the years ended December 31, 2000 and 1999 were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRAY, GRAY & GRAY, LLP
Westwood, Massachusetts
March 2, 2001

                                       13

                   IMPULSE COMMUNICATIONS, INC. AND SUBSIDIARY

PRO FORMA PER SHARE DATA

Earnings Per Share - The following information presents the computation of basic earnings per share ("EPS") for the December 31, 1999 period presented in the statements of operations using the common shares outstanding of the incorporated proprietorship. Effective March 6, 2000 the sole proprietorship was incorporated. EPS amounts presented have been calculated in accordance with
Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS
128"). SFAS 128 establishes standards for computing and presenting EPS.

Basic EPS excludes dilution and is computed by dividing common shares available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The Company does not have any dilutive items and, therefore, diluted earnings per share are not presented.

                                                                                  Year Ended
                                                                                  December 31,
                                                                                     1999

Net income available to the sole proprietor                                         $277,204
Merger fee effect                                                                   (125,000)
                                                                                    ---------
                                                                                     152,204
Income tax effect                                                                    (42,610)
                                                                                    ---------

                                                                                    $109,594

Weighted average number of common shares outstanding*                             10,007,500
                                                                                   ==========

Basic earnings per share                                                            $   0.01
                                                                                   ==========

* The weighted average number of common shares outstanding are treated as being the same at the beginning and end of the period presented.

                                       14

PART III

Index to Exhibits

                                   EXHIBITS

                                      TO

                            REGISTRATION STATEMENT

                                  ON FORM 10

                                     UNDER

                          THE SECURITIES ACT OF 1934

                         Impulse Communications, Inc.

Item 2

1     Agreement and Plan of Merger and Reorganization

Item 3

1     Articles of Incorporation of the Registrant.(1)
2     Bylaws of the Registrant (1)
3     Amended and Restated Articles of Incorporation of Registrant, to be
      effective after consummation of the proposed Merger.
4.    Amended and Restated Bylaws of the Registrant, to be effective after consummation of the proposed Merger.

Item 4

1     Form of Common Stock Certificate of the Registrant.(1)

Item 10

1     Sample Internet Billing terms #1
2     Sample Internet Billing terms #2
3     Promissory Note

Item 23

1     Consent of GRAY, GRAY & GRAY, LLP

     All exhibits are incorporated by reference from the registration statement filed on Form S-4 for Adar Alternative One, Inc., No. 333-37930

        All other Exhibits called for by Rule 601 of Regulation SB are not applicable to this filing.

        (1)  Information pertaining to its Common Stock is contained in its
Articles of Incorporation and By-Laws.

                                   Signature

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Impulse Communications, Inc.
(Registrant)

Date:  March 27, 2001

By: /s/  Eric Borgos
         Eric Brogos, President